

March 22, 2024

Russell Stidolph
Chief Executive Officer
AltEnergy Acquisition Corp
600 Lexington Ave., 9th Floor
New York, NY 10022

> **Re: AltEnergy Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 11, 2024**
> **File No. 001-40984**

Dear Russell Stidolph:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Jack Levy, Esq.